Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 26, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1714
              Global Balanced Income Builder Portfolio, Series 11
                       File Nos. 333-221777 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment made during a phone call on January 26, 2018, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1714, filed on January 26, 2018, with the Securities and Exchange Commission (the "Commission"). The registration statement, in part, proposes to offer the Global Balanced Income Builder Portfolio, Series 11 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please confirm that the Trust invests at least 40% of assets directly or indirectly in the securities of non-U.S. companies.

     Response: The sponsor confirms that the Trust has at least 40% of its assets directly or indirectly in securities of non-U.S. companies. Please see the attached spreadsheet detailing the Trust's indirect global exposure.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren